UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 18, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Reports Results for the Year Ended March 31, 2018

LONDON – July 18, 2018 - VivoPower International, PLC (NASDAQ:VVPR) (“VivoPower”) an international solar power producer and storage company, today announced its financial results for the year ended March 31, 2018.

“Fiscal 2018 was a challenging year for VivoPower,” said Carl Weatherley-White, VivoPower’s Chief Executive Officer. “Over the last six months, VivoPower has executed a strategic shift to prioritise solar development in the United States and Australia. Importantly, we have focused resources on identified development opportunities, where we can progress projects to an advanced stage, with a view to capturing a greater share of development profit.”

“The other key priority is ensuring that Aevitas, our power services business in Australia that provides critical energy infrastructure solutions fully capitalizes on the NSW infrastructure boom in Australia as well as the solar installation boom,” said Mr. Weatherley-White. “This involves continuing to drive growth in electrical services, commencing solar EPC (engineering, procurement and construction) work, and introducing battery storage solutions.”

Moving into fiscal 2019, Mr. Weatherley-White stated “We are already seeing strong progress on our strategy, and we are confident the Company can deliver on its operational and financial goals, anchored in the United States and Australia.”

Fiscal Year 2018 Highlights:

●	Top-tier US solar developer with 1.8GW in development
●	941 MW of projects progressed to advanced and construction stage
●	Transition to new management team
●	$3.4 million annual reduction in overhead run-rate
●	Outperformance of Aevitas unit in Australia
●	Strategic review initiated on 1.8 GW US solar portfolio
●	Achieved full certification as a B Corporation

Mr. Weatherley-White will hold an earnings conference call next week. He looks forward to speaking to shareholders on the company’s future strategic and execution plans. Conference call details will be provided shortly.

About VivoPower

VivoPower is an international solar power producer and storage company that is developing, building and operating projects on a global basis in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long-term power purchase agreements, arranging corporate and project financing, engineering design and equipment procurement and managing the construction and development of such solar PV projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 18, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer